SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10-SB/A
                   (Amendment No. 1 Filed on January 19, 2000)


                 General Form for Registration of Securities of
                             Small Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Dragon Pharmaceutical Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)



                 Florida                                      65-0142474
     --------------------------------                     -------------------
     (State or other jurisdiction of                       (I.R.S. Employer
     incorporation or organization)                       Identification No.)



                               543 Granville Street, Suite 1200
                         Vancouver, British Columbia, Canada V6C IX8
                         --------------------------------------------
                           (Address of principal executive offices)

                         Issuer's telephone number:   (604) 669-8817


Securities to be registered under Section 12(b) of the Act:

        None

Securities to be registered under Section 12(g) of the Act:

        Common Stock

     With the exception of historical facts stated herein, the following discussion may contain forward- looking statements regarding events and financial trends which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in such forward- looking statements. Factors that could cause actual results to differ materially include, in addition to other factors identified in this report, the Company's operating losses, need for additional capital, dependence on the development of a single product, its ability to develop new products, and uncertainty of dealing in a foreign country, all of which factors are set forth in more detail in the sections entitled "Certain Considerations" and "Management's Discussion and Analysis or Plan of Operation" herein. Readers of this report are cautioned not to put undue reliance on "forward looking" statements which are, by their nature, uncertain as reliable indicators of future performance. The Company disclaims any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise.

     In this statement, all dollar amounts are expressed in United States dollars unless otherwise stated.

                                     PART I.

Item 1.  Description of Business

General

     Dragon Pharmaceutical Inc. ("Dragon" or the "Company"), a Florida corporation, is a development stage pharmaceutical and biotechnological company that intends to manufacture and market products in China. Although Dragon does not at this time have the capability to produce drugs, Dragon believes that its proprietary vector technology will allow it to produce drugs such as
Erythropietin ("EPO") in an efficient and cost effective manner. Dragon's strategy is to use its biotechnological expertise to produce and market pharmaceutical products primarily in China through the acquisition of a manufacturing license and access to a production facility in China to produce initially EPO and other drugs.

Corporate History

     Dragon was originally formed on August 22, 1989, as First Geneva Investments, Inc. First Geneva Investments was formed for the purpose of evaluating and acquiring businesses. From 1989 to 1998, First Geneva Investments had no significant activity. On July 28, 1998, pursuant to a share exchange agreement, First Geneva Investments issued 7,000,000 shares of its Common Stock and warrants to purchase 1,000,000 shares its Common Stock in exchange for all of the outstanding shares of Allwin Newtech Ltd., a British Virgin Islands corporation. Allwin Newtech Ltd. was formed on February 10, 1998 for the purpose of developing pharmaceutical products in China. As a result of the acquisition, the former shareholders of Allwin Newtech became 87.5% shareholders of First Geneva Investments and Allwin Newtech became its wholly-owned subsidiary. On
September 21, 1998, First Geneva Investments changed its named to Dragon Pharmaceutical Inc.

Joint Ventures

     Through Allwin Newtech, on April 18, 1998, Dragon entered into a contract to acquire a 75% interest in San-he Kailong Bio-pharmaceutical Limited, a corporation organized under the laws of China. The other joint venture partner is Sinoway Biotech Limited. San-he Kailong Bio-pharmaceutical was formed for the purpose of developing, manufacturing and marketing pharmaceutical products in China. For its initial 75% interest, Dragon will contribute approximately $1,000,000 and its vector technology to San-he Kailong Bio-pharmaceutical Limited. Dragon has the right to increase its interest to 85% upon the payment of additional funds. For its initial 25% interest, Sinoway Biotech will contribute a contract to purchase a license to manufacture EPO and other drugs in China and a right to purchase 25 acres of land at a pharmaceutical park located in the Yanjiao Special Economic Zone, China. San-he Kailong Bio-pharmaceutical Limited has yet to begin operations, and Dragon is currently evaluating its option under the joint venture agreement.

     On July 27,1999, Allwin Newtech entered into a share transfer agreement with the Nanjing Medical Group Ltd. whereby Allwin Newtech will have the right to purchase from the Nanjing Medical Group up to a 75% equity interest in Nanjing Huaxin Biotech Co. Ltd. under the terms of the share transfer agreement. The total purchase price for the 75% equity interest will be $4.2 million of which approximately $3.293 million has been paid. The balance of $907,000 is due on January 31, 2000. Of the $4.2 million, $1,218,100 has been allocated as working capital for the joint venture. In the event Allwin Newtech is unable to make the remaining payments, the 75% interest in Nanjing Huaxin Biotech shall revert back to Nanjing Medical Group. Dragon is in the process of securing financing for the remaining payments.

     Nanjing Huaxin Biotech is located in Nanjing City, China and owns a license and production permit for the manufacture of EPO in China. Nanjing Huaxin Biotech currently manufactures approximately 300,000 doses of EPO annually; however Dragon believes the Nanjing Huaxin Biotech EPO production has been hampered by out-of-date technology. As part of its business strategy, Dragon will supply management to Nanjing Huaxin Biotech and will contribute its proprietary vector technology consisting of inserting protein DNA into a cell to product EPO. Dragon believes that its vector technology will lower costs and increase the production yield of EPO at Nanjing Huaxin Biotech. Nanjing Huaxin Biotech's board of directors shall consist of five directors of which three shall be appointed by Allwin Newtech. Nanjing Huaxin Biotech was previously part of Nanjing Research Institute of Military Medical Science, a corporation operated by the Chinese military. Allwin Newtech acquired only the part relating to the production of EPO.

Proposed Product

        Erythropeoietin. EPO is a glyoprotein that stimulates and regulates the rate of formation of red blood cells. In the adult human, EPO is produced by the kidneys and it acts on precursor cells to stimulate cell proliferation and differentiation into mature red blood cells. Kidney disease and chemotherapy or radiation therapy for treating cancer may impair the body's ability to produce EPO and, in turn, reduce the level of red blood cells to less than one-half that of healthy humans. The shortage of red blood cells leads to insufficient delivery of oxygen throughout the body. The result is anemia, which afflicts 90% of all dialysis patients. Symptoms of anemia include fatigue and weakness.

     Anemia can be treated by providing intravenous administration of EPO protein. This treatment has been available for the past decade, after years of clinical trials that commenced in the mid-1980s. It is administered through dialysis tubing or by injection approximately three times per week, either intravenously or subcutaneously. Improvement in a patient's condition is typically achieved in two to six weeks. EPO is most commonly administered to people with chronic renal failure, HIV patients being treated with anti-viral drugs, and cancer patients on chemotherapy. The treatment is less dangerous and generates fewer adverse side effects than the alternatives, which include blood transfusions and androgen therapy. However, side effects of EPO may include hypertension, headaches, shortness of breath, diarrhea, rapid heart rate and nausea.

     Dragon's Vector Technology. Dragon anticipates achieving enhanced efficiencies in the production of EPO by Nanjing Huaxin Biotech by introducing a high-yield mammalian cell line. Dragon scientists designed a unique plasmid vector for expression of target genes in mammalian cells and constructed the EPO-expression CHO (Chinese Hamster Ovary) cell line using this technology. The science behind Dragon's technology and "vectoring process" may be summarized as follows.

     CHO cells are used for obtaining the EPO-expression cell lines. CHO cells have the ability of proliferating indefinitely in culture and are the most widely-used mammalian cells for producing recombinant proteins. The CHO cell-based expression system is considered the industry standard and is used by Dragon for protein production.

     In order to construct a CHO cell line, which expresses a particular protein, the genetic materials encoding the sequences of the desired protein
(cDNA) are inserted into a plasmid vector. The plasmids are encapsulated in liposomes and then used to transfect the CHO cells. The plasmid vector used for carrying the genetic information of the desired protein is very crucial. In addition to delivering the desired cDNA into CHO cells, it is the plasmid vector that largely determines whether the high yield of the recombinant protein production by the transfected CHO cells can be achieved or not. The plasmid vector will allow the amplification of itself together with the cDNA of desired protectin inside the CHO cells under certain conditions. This will lead to a higher level production of the desired protein by the transfected CHO cells.

     In addition to the protein genetic information that the plasmid vector transports into the CHO cells, several marker genes are also included within the plasmids. These genes produce enzymes that can be detected to provide an indication that the cells are "transfected" (i.e., genetically modified by the uptake of the genetic material). This will be used to select the transformed cells from the unmodified cells. Some of the marker genes are used to induce the amplification of cDNA of the desired protein in the transformed cells. More cDNA copies would translate into a higher yield of the protein. Through a time-consuming and complicated selection process, clones of the CHO cells with stable growth and the highest level of expression of the desired protein are selected. During this process, various techniques are used to amplify the number of copies of the cDNA that codes for the desired protein.

     These selected clones will be expanded into large volumes and stored in aliquots as the Master Cell Banks ("MCB") for large-scale protein production. The CHO cell culture systems for industrial production of recombinant proteins are variable for a few months of sustained protein production. After that, new cells from the cell bank will be scaled up for another circle. The protein produced by the CHO cells will be secreted into the media during the culture and the media obtained will be used to purify the desired protein.

     Dragon has developed its own technology to construct the unique plasmid vector. This plasmid vector is used for constructing a CHO cell line, which produce EPO at high yields. This is expected by management of Dragon to increase EPO production and reduce the cost of EPO production.

     The yield of Dragon's EPO-expression CHO cell line was tested at the Beijing Institute of Microbiology and Epidemiology in May of 1999. The CHO cells were cultured according to the methods provided by Dragon. EPO production was calculated by measuring the EPO levels in the harvested media using ELISA. The yield of the EPO cell line was 37 mg/. This result exceeds the estimated 10-20 mg/L achieved by another manufacturer of EPO, and the estimated 2-3 mg/L achieved by Chinese producers. No assurances can be given that Dragon will achieve the same test results in commercial production.

     Nanjing Huaxin Biotech currently  produces EPO in China for kidney dialysis
applications   and  Chinese   governmental   approval  for  cancer   therapeutic
applications is anticipated of July of 2000.

     Originally, management of Dragon contemplated entering the EPO market by acquiring an EPO license and building a manufacturing facility. This requires large capital requirements. Dragon is currently evaluating its options and has entered into an agreement to acquire an interest in Nanjing Huaxin Biotech which has an existing facility and necessary permits and licenses. Nanjing Huaxin Biotech, prior to the acquisition and technology transfer by Dragon, has been producing an estimated 300,000 vials of EPO per year.

Market

China's Pharmaeutical Market

     Dragon believes China's pharmaceutical market is large and believes China's market is showing signs of continued expansion. The market has grown steadily since 1990, according to a U.S. Department of Commerce article (1998), "China-Drugs and Pharmaceuticals" detailing how the number of foreign- invested pharmaceutical ventures had increased from less than a dozen in the late 1980s to more than 1,800 today. New entrants in the Chinese pharmaceutical market in the past decade have included J&J, Bristol Myers Squibb, Hoffman La Roche and Hoechst Marion Roussel.

        Growth factors in the Chinese market include:

        o       Increasing population
        o       Increasing age of the population
        o       Increasing wealth
        o       Increasing awareness of Western medicines

China's EPO Market

     Sales of EPO in the Chinese market have been less than elsewhere in the world because current sales prices of $20 to $40 per vial put it out of reach to many of the patients who could benefit from it.

     There are three sources of EPO in the Chinese marketplace.

     First, Amgen services the market through offshore production facilities. However, the price to the consumer is prohibitive because of tariffs and a value added tax that combined add about 30% to the cost.

     Second, there are a number of existing domestic producers similar to Nanjing Huaxin Biotech. EPO is allowed for sale in China and does not infringe on patent rights of Kirin-Amgen because no administration protection was filed before EPO was exported to China; furthermore, EPO is not subject to the U.S.-China agreement on intellectual property.

     Dragon management believes that the market size for EPO would increase dramatically if prices could be reduced to a more affordable level. A lower price would allow non-governmental workers to afford EPO and also would increase the likelihood of EPO being included on the reimbursement list of drugs that are supplied at no charge to government workers with prescriptions. Dragon plans to attain the lower costs by producing domestically, thus avoiding import duties, and by producing with high-yield vector technology, thus avoiding the quality and inefficient yield problems of existing domestic producers.

     The third form of competition is represented by Sinogen (China) Ltd., ("Sinogen"), a Hong Kong subsidiary of U.S.-based Sinogen International Co. Ltd. Sinogen reached an agreement in 1998 with the shareholders of the Shandong Yongming Vivogen Pharmaceutical Co. Ltd. on the establishment of a new joint venture to research and develop EPO. This EPO was developed by the Nanjing Institute of Military Medical Sciences and the Hainan Yalong Institute of Biomedical Sciences. In October 1996, the Ministry of Health granted a new drug certificate to the drug and approval to start production was received in 1997.

Competition

     The world market for EPO is approximately $3 billion in annual sales and is growing. The market is dominated by three firms: Amgen Inc. of Thousand Oaks, California; Ortho Pharmaceutical Corp. ("Ortho"), a subsidiary of Johnson & Johnson, Inc. ("J&J") of New Brunswick, New Jersey; and Kirin Brewery Company, Limited ("Kirin") of Japan. EPO is marketed by Amgen as Epogen, by J&J as Procrit/Eprex and by Kirin as Espo. A fourth participant in the international EPO market is Roche Holding AG of Switzerland, which markets an EPO drug with a different heritage.

     Amgen was granted U.S. rights to market EPO under a licensing agreement with Kirin-Amgen, Inc. ("Kirin-Amgen"), a joint venture between Kirin and Amgen that was established in 1984. J&J acquired the rights to EPO for all treatments except kidney dialysis in the U.S. and for all uses outside the U.S. in 1985. Kirin manufacturers and markets EPO for China and Japan.

     Potential competition to EPO includes any products or technologies that are successful in attacking anemia. Hoechst Marion Roussel, Inc. is currently conducting clinical trials on gene-activated erythropoietin for the treatment of anemia, while Alkermes, Inc. of Cambridge, Massachusetts and J&J are currently conducting clinical trials with a sustained delivery formulation of Epoetin alfa for the treatment of anemia. Amgen has sole rights to Novel Erythropoiesis Stimulating Protein ("NESP"), a second-generation EPO molecule that will post serious competition to the existing products because it offers the possibility of less frequent dosing (i.e., once a week rather than three times a week). Phase I clinical trials have commenced in pre-dialysis patients, and Amgen expects to begin studies in chemotherapy-induced anemia this year.

     In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that could increase their ability to reach customers in the Chinese market. Such existing and future competition could affect Dragon's ability to penetrate the Chinese market and generate sales revenues. No assurances can be given that Dragon will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on Dragon's business.

Intellectual Property, Government Approvals and Regulations

     Dragon's vector technology is not protected by any patents or copyrights. The development and manufacture of EPO requires a license from the Ministry of Health, China. Amgen has a United States patent to develop EPO. However, because no corresponding patent was filed in China, Dragon has the right to develop and market EPO in China.

Customers

     At this time, Dragon has no customers. If the share transfer agreement with the Nanjing Medical Group is consummated, Dragon will have customers through Nanjing Huaxin Biotech. Dragon intends to expand this customer base through its relationship with Nanjing Medical Group, one of the largest pharmaceutical enterprises in China with extensive experience and expertise in the marketing and distribution of pharmaceutical products in China.

Employees

     As of September 30, 1999, the Company had no employees, but has engaged two consultants to perform administrative services.

                             CERTAIN CONSIDERATIONS

     In addition to the other information presented herein, the following should be considered carefully in evaluating the Company and its business. This information contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in herein.

     Dragon is in immediate need of a significant amount of funds. The acquisition of Nanjing Huaxin Biotech and costs associated with modernizing the production facility, ramping-up of production and marketing the EPO will require an estimated investment of at least $2.0 million before commercial production and sales growth can be achieved. Further, the Company must raise at least $2.0 million to complete its acquisition of Nanjing Huaxin Biotech.

     There are technical risks associated with the Dragon technology. Although Dragon believes that its vector technology will produce EPO at lower costs, Dragon's method for producing EPO is commercially unproven. Small-scale proof-of-product production must be initiated before full-scale production is started. Although results from recent independent tests have been extremely encouraging. Dragon's ability to produce EPO at a lower cost is unproven in commercial production.

     The Integration of Huaxin/Nanjing Medical Corp. with Dragon is essential. Dragon's management must integrate Nanjing Huaxin Biotech's technology into its business.

     No assurance that EPO market will develop in China. Dragon may prove technically capable to producing EPO in the future year, but there is insufficient evidence that there will be a large enough market to justify a large volume of EPO vials. Among other marketing issues, vials of EPO must be lower priced, the Chinese medical community and consumers must be educated about the EPO, and export market opportunities must be studied. Further, Dragon will be limited in its ability to market EPO outside of China due to EPO patent rights held by its competitors.

     Lack of Profits and Going Concern Disclosure. For the period from February 10, 1998 (inception) to December 31, 1998, and for the nine months ended September 30, 1999, Dragon incurred comprehensive net losses of $473,862 and $259,431, respectively. As a result of these losses and negative cash flows from operations, the Company's ability to continue as a going concern is uncertain and is dependent upon the raising additional capital.

     In the event the Company is required to raise additional capital through private placement of its equity securities, such placement of equity securities will have the effect of diluting existing shareholders of their ownership interest in the Company. If the Company is unable to raise sufficient funds to finance these projects, the Company may not be able to complete its projects which will have an adverse effect on the Company's business objectives.

     Dependence on Key Personnel. The Company is dependent on the services of Dr. Liu for the development of the vector technology. The loss of Dr. Liu would adversely effect the ability of Dragon to implement its vector technology at Nanjing Huaxin. The Company does not have key person insurance for Dr. Liu.

     No Dividends. The Company has not paid cash dividends on its Common Shares since its inception and does not anticipate any cash dividends on the Common Shares in the foreseeable future. For the foreseeable future, the Company intends to reinvest the earnings of the Company, if any, on the development and expansion of its business.

     Risks Relating to the People's Republic of China. Investment in the Company may be adversely affected by the political, social and economic environment in the People's Republic of China ("PRC"). The PRC is controlled by the Communist Party of China. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than others, and the continuation or increase of such disparities could affect the political or social stability of the PRC.

     Loss of PRC Facilities; Nationalization; Expropriation. If for any reason the Company were required to move its proposed manufacturing operations outside of the PRC, the Company's profitability, competitiveness and market position could be materially jeopardized, and there could be no assurance that the Company could continue its manufacturing operations. The Company's business and prospects are dependent upon agreements with various entities controlled by PRC governmental instrumentalities. Not only would the Company's operations and prospects be materially and adversely affected by the failure of such entities to honor these contracts, but it might be difficult to enforce these contracts in the PRC. There can be no assurance that assets and business operations in the PRC will not be nationalized, which could result in the total loss of the Company's investments in that country. Following the formation of the PRC in 1949, the PRC government renounced various debt obligations incurred by predecessor governments, which obligations remain in default, and they expropriated assets without compensation. Accordingly, an investment in the Company involves a risk of total loss.

     Government Control Over Economy. The PRC only recently has permitted greater provincial and local economic autonomy and private economic activities. The PRC central government has exercised and continues to exercise substantial control over virtually every sector of the PRC economy. Accordingly, PRC government actions in the future, including any decision not to continue to support current economic reform programs and to return to a more centrally planned economy, or regional or local variations in the implementation of economic reform policies, could have a significant effect on economic conditions in the PRC or particular regions thereof. Any such developments could affect current operations of and property ownership by foreign investors.

     PRC Law; Evolving Regulations and Policies. The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the United States. The PRC does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation. In addition, the legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. As a legal system in the PRC develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain timely and equitable enforcement thereof. The Company's activities in the PRC are by law subject, in some circumstances, to administrative review and approval by various national and local agencies of the PRC government. Although the Company believes that the present level of support from local, provincial and national governmental entities enjoyed by the Company benefits the Company's operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

     Bulletin Board Eligibility. The OTC Bulletin Board, upon which Dragon's common stock is quoted, has required that all companies whose securities are quoted on the OTC Bulletin Board must become reporting issuers with the SEC pursuant to a phase-in schedule beginning on August 1, 1999. We are required to become a reporting issuer on or before November 4, 1999, in order to maintain the quotation of our common stock. In the event we are not able to become a reporting issuer with the SEC by the deadline, we may be unable to maintain our quotes on the OTC Bulletin Board. If we are unable to maintain our quotes on the OTC Bulletin Board, our common stock will be quoted in the "pink sheets" which will have an adverse affect on the ability of investors to buy or sell our common stock. Upon becoming a reporting issuer, Dragon will reapply to the OTC Bulletin Board.

Item 2.  Management's Discussion and Analysis or Plan of Operation

General

     The following discusses the Company's financial condition and results of operations based upon the Company's consolidated financial statements which have been prepared in accordance with generally accepted accounting principles.

     The Company was formed on August 22, 1989, under the name First Geneva Investments Inc. First Geneva Investment's business was to evaluate business for possible acquisition. On July 28, 1998, entered into a share exchange agreement with Allwin Newtech. Allwin Newtech was formed in 1998 for the purpose of developing and market pharmaceutical drugs for the sale in China. Prior to the acquisition of Allwin Newtech, First Geneva Investments had no operations.

     Following information discusses Dragon's results of operations for the year ended December 31, 1998, and for the nine months ended September 30, 1999.
Because Dragon had no operations prior to 1998, the following financial information will not be indicative of Dragon's operations in the future.

Results of Operations

For the Nine Months Ended September 30, 1999.

     Revenues. For the nine months ended September 30, 1999, Dragon had revenues of $333,555. Revenues were attributed to sales of pharmaceutical drugs provided by Nanjing Huaxin. Cost of sales of $104,080 is attributed the production costs for the pharmaceutical drugs.

     Expenses. Total expenses for the nine months ended September 30, 1999, were $566,344. Primary expenses related to office fees of $148,282, management fees of $72,000, salary and benefits of $80,829, depreciation of fix assets of $54,087, and travel of $54,585. Management fees relate to the payment of two directors in the aggregate amount of $96,000 per annum for services, depreciation related to office equipment, travel to China related to the evaluation of pharmaceutical companies in China and the acquisition of Nanjing Huaxin Biotech, and payment to staff. Further, total expenses increased during the quarter ended September 30, 1999, reflecting the acquisition of Nanjing Huaxin during the quarter.

     Net and Comprehensive Loss. Dragon Pharmaceutical had a net loss of $336,869 and a comprehensive loss of $259,431 for the nine months ended September 30, 1999. Calculated in this comprehensive loss was a foreign currency translation adjustment of $27,820 related to Dragon's operations in China and a minority interest gain of $49,610.

For the Period from February 10, 1998 (inception) to December 31, 1998.

     Revenues. For the period from February 10, 1998 to December 31, 1998, Dragon had no revenues. During this period, Dragon had interest income of $9,737. Interest income is related interest earned on cash received from the private placement of common stock occurring during the last six months of 1998.

     Expenses. Total expenses for the period from February 10, 1998 to December 31, 1998, was $481,454. The primary expenses related to stock option compensation of $300,000, management fees of $41,943, travel of $41,784 and legal of $23,241. Stock option compensation of $300,000 related to stock options granted to officers and directors of the Company, management fees of $41,943 related to the payment to two directors for services, $41,784 related to travel to China to evaluate pharmaceutical companies in China and legal expenses related to the reorganization of Allwin Newtech and the raising of capital.

     Net and Comprehensive Loss. Dragon Pharmaceutical had a net loss of $471,717 and a comprehensive loss of $$473,862 for the period February 10, 1998 to December 31, 1998. Calculated in this comprehensive loss was a foreign currency translation adjustment of $2,145 related to Dragon's operations in China.

Liquidity and Capital Resources

     Dragon Pharmaceutical is a development stage pharmaceutical and biotechnological company that intends to manufacture and market pharmaceutical products in China. At this time, the Company has no revenues, and does not anticipate any substantial revenues until it is able to sell products in China. Previously, the Company has raised funds through equity financings to fund its operations and provide working capital. It is anticipated that the Company will continue to finance its operations and those operations of its subsidiary through equity and debt financings. As of December 31, 1998 and September 30, 1999, the Company's working capital (deficit) was $829,493 and ($459,784). The decrease in working capital for the nine months ended June 30, 1999, was due to the loss incurred for the period and payment under the share transfer agreement with the Nanjing Medical Group.

     In September 1998, the Company raised $1 million through the sale of 2,000,000 shares of common stock. The proceeds raised were for working capital. In April 1999, entered into a $600,000 loan agreement. The $600,000 loan bears interest at 8% and due in 6 months with the right of the Company to extent the maturity date by an additional six months at the election of the Company. The Company exercised this option to extend by six months in September 1999. As an additional inducement, the Company issued 90,000 shares of common stock to the lender. On October 14, 1999, the Company entered into a securities purchase agreement with two investors located in Hong Kong. Under the terms of this agreement, the investors purchased, in the aggregate, 600,000 shares of Common Stock of the at $2.50 per share, with the Company raising in the aggregate $1.5 million. Further, as part of the securities purchase agreement, each investor receive warrants to 300,000 shares of Common Stock at $2.50 per share. Each warrant allows the holder to purchase one common share of the Company at a price of $2.50 for a period of one year.

Impact of the Year 2000 Issue

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's, or its suppliers' and customers' computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Because the Company is in its development stage, it does not anticipate the utilization of software or computer systems which will require any significant modification or replacement in response to the Year 2000 Issue.

     In connection with its interest in the Nanjing Medical Group, the Company will make sure that it systems will Year 2000 compliant. The Company is currently analyzing the year 2000 issue with the Nanjing Medical Group.

Item 3. Description of Property

     Corporate Offices. The Company are located at 543 Granville Street, Suite 1200, Vancouver, British Columbia, Canada V6C 1X8. The Company's office is located at the office of one of the directors of the Company. The Company pays no rent.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The  following  table  sets  forth,  as  of  December  31,  1999,   certain
information with respect to the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each executive officer and director of the Company, and (iii) each director and executive officer of the Company as a group.

     As of December 31, 1999, there were 10,735,000 shares of Common Stock outstanding.

                                                                                   Percentage
                                                              Number of           Beneficially
Name and Address                                              Shares(1)               Owned
-------------------------------------------------            --------------     --------------

Arbora Portfolio Management
Gartenstrasse 38
Zurich, Switzerland                                             767,600               7.2%

Zhibin Cai
18 Main Street
Votian
Hubei, China                                                    999,000               9.3%

Yu Fongmei
317 Meilhai Garden, Fontain
Beijing, China                                                  900,000               8.4%



                                                                                   Percentage
                                                                  Number of       Beneficially
Name and Address                                                  Shares(1)          Owned
-------------------------------------------------              --------------     --------------

Chimei Wu Ho
396 Chungshan Road
China                                                            2,400,000          22.36%

Longbin Liu                                                        400,000 (2)        3.7%

Shaun Maskerine                                                     75,000 (3)          *

Ken Cai                                                            300,000 (2)        2.7%

Greg Hall                                                          200,000 (3)        1.8%

Philip Yuen                                                        100,000 (3)          *

Jackson Cheng                                                      270,000 (4)       2.59%

Alexander Wick                                                     100,000 (3)          *

Yiu Kwong Sun                                                      100,000 (3)          *

All director and executive officer as a group                    1,545,000 (5)       14.3%


(1) Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Includes 100,000 shares of Common Stock owned with the balance representing options exercisable within sixty days.

(3)  Represents options exercisable within sixty days.

(4) Includes 170,000 shares of Common Stock owned with the balance representing options exercisable within sixty days.

(5)  Includes options to acquire 1,175,000 shares of Common Stock.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The following table sets forth the name and age of the executive officers and directors of the Company.


        Name                              Position                 Age              Period
---------------------           -----------------------------      ----    --------------------------

Longbin Liu                      President, Chief Executive         37     September 1998 - present
                                 Officer and Director

Shaun Maskerine                  Secretary/Treasurer                32     July 1998 - present


        Name                              Position                 Age              Period
---------------------           -----------------------------      ----    --------------------------

Ken Z. Cai                       Director, Chief Financial          35     September 1998 - present
                                 Officer

Greg Hall                        Director                           43     September 1998 - present

Jackson Cheng                    Director                           34     September 1998 - present

Alexander Wick                   Director                           61     September 1998 - present

Philip Yuen Pak Yiu              Director                           64     November 1999 - present

Dr. Yiu Kwong Sun                Director                           62     November 1999 - present


Executive Officers and Directors

     The following is a description of Dragon's executive officers and directors and their business background for at least the past five years.

     Dr. Longbin Liu, M.D. is the President, Chief Executive Officer and Director of Dragon. He has 15 years of biotechnology experience in North America, Japan and China, most recently as an Assistant Professor of Medicine in the Division of Cardiovascular Medicine of the University of Massachusetts Medical Centre.

     Mr. Shaun Maskerine is Secretary and Treasure of Dragon. From July 7, 1998, to September 18, 1998, Mr. Maskerine was President of Dragon. From July 7, 1998, to November 23, 1999, he was a director. Mr. Maskerine is the President and Director of Aquarius Ventures Inc. and is also the President and Director of Global Petroleum Inc. Aquarius Ventures Inc. and Global Petroleum Inc. are both Vancouver Stock Exchange-listed companies.

     Dr. Ken Z. Cai is Chief Financial Officer and a Director of Dragon. Dr. Cai has a Ph.D in Mineral Economics from Queen's University in Kingston, Ontario, as well as 13 years of experience in mining, public company administration and financing. He is currently a Director and the President and Chief Executive Officer of Minco Mining and Metals Corporation, a Toronto Stock Exchange-listed company. Dr. Cai has extensive experience in conducting business in China and is the Chairman of the Board of four Sino-foreign joint ventures.

     Mr. Greg Hall is a Director of Dragon. Mr. Hall is a stockbroker with 17 years of corporate finance and public offerings experience. He is a former member/seat holder of the Vancouver Stock Exchange. Mr. Hall was the Co-Founder of both Pacific International Securities and Georgia Pacific Securities Corporation. He currently is a Senior Vice President of Yorkton Securities Inc. in Vancouver.

     Mr. Jackson Cheng is a Director of Dragon. He is the President of Ulink Marketing Inc. of Hong Kong (project finance) and is also CFO of an engineering consulting firm.

     Dr. Alexander Wick is a Director of Dragon. Dr. Wicks holds a doctorate degree in synthetic organic chemistry from the Swiss Federal Institute of Technology and has completed post-doctoral studies at Harvard University. He has thirty years of biotechnology and pharmaceuticals experience and is currently the President of Sylachim, a chemicals and pharmaceuticals producer.

     Mr. Philip Yuen Pak Yiu is a director of Dragon. Mr. Yuen has been a legal practitioner in Hong Kong since graduating from law school in London, England in 1961. In 1965, he established the law firm Yung, Yu, Yuen and Co. and is now the principal partner of the firm. Mr. Yuen has over 30 years experience in the legal field and has been a director of several large listed companies in various sectors. He is a director of the Association of China-appointed Attesting
Officers Limited in Hong Kong, a standing committee member of the Chinese General Chamber of Commerce in Hong Kong, a member of the National Committee of the Chinese People Political Consultative Conference and an arbitrator of the China International Economic and Trade Arbitration Commission.

     Dr. Yiu Kwong Sun graduated from the University of Hong Kong Faculty of Medicine in 1967. He is a Founding Fellow of the Hong Kong College of Family Physicians and a Fellow of the Hong Kong Academy of Medicine. He is the Chairman of the Dr. Sun Medical Centre Limited which has been operating a network of medical centers in Hong Kong and China for the past 20 years. He is also the Administration Partner of United Medical Practice, which manages a large network of medical facilities throughout Hong Kong and Macau. Dr. Sun has been a member of the Dr. Cheng Yu Fellowship Committee of Management of the University of Hong Kong Faculty of Medicine since 1997.

Committees of the Board

     The Board has an Executive Committee consisting of Messrs. Liu, Cai, and Hall. The primary functions of the Executive Committee is to administer all daily operating activities of the Company, its subsidiaries, and joint venture companies.

Family Relationships

     There are no family relationships between any director or executive officer.

Item 6.  Executive Compensation

Executive Compensation.

     None of Dragon's directors, officers, or employees or officers and employees of its subsidiaries earned in excess of $100,000 for the year ended December 31, 1998.

     The following table sets forth, for each of the compensation of the Company's president during the last three complete fiscal years. No other officers received annual compensation in excess of $100,000 during the last three complete fiscal years.

                           SUMMARY COMPENSATION TABLE


                                                                                           Long Term Compensation
                                                                       -------------------------------------------------------------
                                      Annual Compensation                          Awards                    Payout
                           ---------------------------------------     -------------------------------   ------------
                                                                         Restricted
                                                     Other Annual           Stock       Securities            LTIP       All Other
                                           Bonus     Compensation         Award(s)      Underlying           Payout    Compensation
                    Year       Salary       ($)          ($)                 ($)       Option s (#)           ($)           ($)
                ---------   -----------   -------   --------------      -----------   ----------------   ------------  -------------
Shaun Maskerine     1998      5,943(1)      -0-          -0-                 -0-          75,000              -0-           -0-

Longbin Liu         1998     36,000(1)      -0-          -0-                 -0-          300,000             -0-           -0-


(1)  Pursuant to an oral consulting contract.

     During 1998, Dr. Longbin Liu replaced Mr. Maskerine as President. Dr. Liu's annual salary is $72,000 and includes stock options to purchase 300,000 shares of common stock pursuant to an oral consulting contract. Mr. Maskerine remains as Secretary and a director of the Company. Mr. Maskerine's annual salary is $24,000 and includes stock options to purchase 200,000 shares of common stock pursuant to an oral consulting contract.

Stock Option Plans

     Dragon has no Stock Option Plan. The Board of Directors has currently approved to limit the number of options available to employees, directors and officers of Dragon at 1,500,000. Unless otherwise provided by the Board, all options are exercisable for a term of five years. Each option is exercisable only so long as the optioned remains as a director or employee of Dragon. No option is transferable by the optioned other than by will or the laws of descent and distribution. As of December 31, 1999, options to acquire 1,225,000 shares of common stock were outstanding.


               OPTIONS GRANTED IN THE YEAR ENDED DECEMBER 31, 1999

                          Number of
                          Securities         % of Total
                          Underlying        Options Granted
                       Options Granted     to Employees in      Exercise of Base
     Name                  in 1999         Fiscal Year 1999     Price ($/Share)       Expiration Date
------------------    -----------------    -----------------   ------------------  -------------------

Shaun Maskerine             75,000               23.08%              $0.50           November 5, 2004

Ernst Pernet                50,000               15.4%               $0.50           June 15, 2004

Philip Yuen                 100,000              30.8%               $0.50           November 5, 2004

Yiu Kwong Sun               100,000              30.8%               $0.50           November 5, 2004




                FISCAL YEAR END OPTION VALUE (DECEMBER 31, 1999)


                                       Number of Securities           Value of Unexercised in the
                                      Underlying Unexercised         Money Options/SARs at Fiscal
                                          Options/SARs at                    Year End ($)*
                                        Fiscal Year End (#)

                                     Exercisable/Unexercisable         Exercisable/Unexercisable
      Name                         Options at December 31, 1999      Options at December 31, 1999
--------------------               -----------------------------     -----------------------------

Longbin Liu                              150,000 / 150,000                $553,000 / $553,000

Ken Cai                                  100,000 / 100,000                $369,000 / $369,000

Greg Hall                                100,000 / 100,000                $369,000 / $369,000

Jackson Cheng                             50,000 / 50,000                 $184,500 / $184,500

Alexander Wick                            50,000 / 50,000                 $184,500 / $184,500

Philip Yuen                               50,000 / 50,000                 $184,500 / $184,500

Yiu Kwong Sun                             50,000 / 50,000                 $184,500 / $184,500

Shaun Maskerine                           37,500 / 37,500                 $138,375 / $138,375

Ernst Pernet                              25,000 / 25,000                 $ 92,250 / $ 92,250


* The value of unexercised in-the-money options is based on a per share price of $3.69 as quoted on the OTC Bulletin Board on December 31, 1999.


Item 7.  Certain Relationships and Related Transactions

     None.

Item 8.  Description of Securities

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $0.001, of which 10,090,000 were outstanding as of December 31, 1999.

Common Stock

     All issued and outstanding shares of Common Stock are fully paid and non-assessable. Each holder of record of shares of Common Stock is entitled to one vote for each share so held on all matters requiring a vote of shareholders, including the election of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the Common Stock. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to participate in the assets of the Company available for distribution after satisfaction of and the claims of creditors.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     The Company's Common Stock began trading on the OTC Bulletin Board under the symbol "DRUG" on October 9, 1998. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The high and low prices of the Company's Common Stock on a quarterly basis since October 9, 1998, are as follows:

      Quarter                   High               Low
-----------------------        -------            -----

December 31, 1999               $3.69             $1.63
September 30, 1999              $3.38             $2.25
June 30, 1999                   $3.19             $1.88
March 31, 1999                  $2.00             $1.00
December 31,  1998              $1.50             $ .94
October 9, 1998                 $ .75             $ .75


Item 2.  Legal Proceedings.

     The Company is not involved in any legal proceeding.

Item 3.  Changes in and Disagreements with Accountants

     Prior to the Reorganization, Dragon's accountant was Barry L. Friedman, P.C., Las Vegas, Nevada. In connection with the reorganization with Allwin Newtech, the Company changed its accountants Moore Stephens Ellis Foster, Vancouver, British Columbia.

     During the relationship with Barry L. Friedman, P.C. , there was no disagreements with Dragon regarding any matters with respect to accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused Barry L. Friedman, P.C., to make reference to the subject matter of the disagreement in connection with its report. The former accountants' report for Dragon's balance sheets as of March 31, 1998, December 31, 1997, and December 31, 1996, and the statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997, December 31, 1996 and the period January 1, 1998 to March 31, 1998, is a part of the financial statements of Dragon included in this registration statement.

Item 4.  Recent Sales of Unregistered Securities

     On August 17, 1998, Dragon Pharmaceutical (formerly First Geneva Investments, Inc.) issued 7,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock in exchange for all the outstanding shares of Allwin Newtech Ltd., a British Virgin Islands corporation, from 20 shareholders of Allwin Newtech. The issuance of the Dragon Pharmaceutical shares of common stock were exempt pursuant to Regulation S. No commissions were paid.

     On September 28, 1998, Dragon Pharmaceutical sold 2,000,000 shares of common stock at $.50 per share to 11 investors. Dragon Pharmaceuticals relied on Rule 504 of Regulation D as an exemption from Registration. No commissions were paid.

     On October 14, 1999, the Company sold, in the aggregate, 600,000 shares of Common Stock of the at $2.50 per share to two investors located in Hong Kong. Further, as part of the securities purchase agreement, each investor receive warrants to 300,000 shares of Common Stock at $2.50 per share.. Each warrant allows the holder to purchase one common share of the Company at a price of $2.50 for a period of one year. The issuance of the Dragon Pharmaceutical shares of common stock and warrants were exempt pursuant to Regulation S. No commissions were paid.

Item 5.  Indemnification of Directors and Officers

     The Company has adopted Section 607.0850 of the 1999 Florida Statutes, Business Organization of the State of Florida in its bylaws. Section 607.0850 states:

     (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     (2) A corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indeminity for such expenses which such court shall deem proper.

                                    PART F/S

     The Company's financial statements for the period of December 31, 1997, December 31, 1996, and the period January 1, 1998, to March 31, 1998, and February 10, 1998 to December 31, 1998, and for the nine months ended September 30, 1999, are attached to this Registration Statement.

                                    PART III

Item 1. Index to Exhibits

Item 2. Description of Exhibits

     2.1 Share Exchange Agreement between First Geneva Investments, Inc. and Allwin Newtech Limited(1)

     3.1  Certificate of Incorporation(1)

     3.2  Amendment to Certificate of Incorporation(1)

     3.3  Amendment to Certificate of Incorporation(1)

     3.4  By-laws of First Geneva Investments, Inc.(1)

    10.1  Sino-Foreign Co-operative Company Contract(1)

    10.2  Sino-Foreign Joint Venture Contract(1)

    16.1  Letter regarding Changes in Certifying Accountant(1)


1. Previously filed with the Company's initial registration statement filed with the SEC on November 4, 1999.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    DRAGON PHARMACEUTICAL INC.


Dated:  January  , 2000        /s/  KEN CAI
                                    -------------------
                                    Ken Cai
                                    Executive Director

                           DRAGON PHARMACEUTICALS INC.
                        (A development stage enterprise)
                    (Formerly First Geneva Investments Inc.)

                        Consolidated Financial Statements

                            (Expressed in US Dollars)


                                      INDEX


September 30, 1999

Consolidated Balance Sheet.................................................................F-2
Consolidated Statement of Stockholders' Equity.............................................F-3
Consolidated Statement of Operations and Comprehensive Income..............................F-4
Consolidated Statement of Cash Flows.......................................................F-5
Notes to Consolidated Financial Statements.................................................F-6


December 31, 1998

Report of Independent Accountants.........................................................F-15
Consolidated Balance Sheet................................................................F-16
Consolidated Statement of Stockholders' Equity............................................F-17
Consolidated Statement of Operations......................................................F-18
Consolidated Statement of Cash Flows......................................................F-19
Notes to Consolidated Financial Statements................................................F-20


March 31, 1998, December 31, 1997, and December 31, 1996

Independent Auditors' Report..............................................................F-28
Balance Sheet.............................................................................F-29
Statement of Operations...................................................................F-31
Statement of Changes in Stockholders' Equity..............................................F-32
Statement of Cash Flows...................................................................F-33
Notes to Financial Statements.............................................................F-34


DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments inc.)

Consolidated Balance Sheet
September 30, 1999
(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)
-------------------------------------------------------------------------------

ASSETS

Current
  Cash and cash equivalents                                  $          324,091
  Accounts receivable                                                   328,738
  Inventories                                                           505,722
  Prepaid expenses and deposits                                         548,063
                                                             -------------------
                                                                      1,706,614

Fixed assets                                                          2,412,489

Licence and permit                                                    2,472,373
                                                             -------------------
                                                             $        6,591,476
                                                             ===================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current
  Loans payable                                              $        1,205,327
  Accounts payable and accrued liabilities                              906,678
  Due to related parties                                                 54,393
                                                             -------------------
                                                                      2,166,398
                                                             -------------------

Minority interest                                                     2,934,739
                                                             -------------------

Stockholders' Equity

Share capital
  Authorized:
    50,000,000 common shares at par value of $0.001 each
    Issued and outstanding:
    10,090,000 common shares                                             10,090

Additional paid in capital                                            2,213,542

Accumulated other comprehensive income                                   25,683

Deficit accumulated during the development stage                       (758,976)
                                                             -------------------
                                                                      1,490,339
                                                             -------------------

                                                             $        6,591,476
                                                             ===================


The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise) (formerly First Geneva Investments inc.)

Consolidated Statement of Stockholders' Equity
Nine Months Ended September 30, 1999
(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)


                                                                                       Deficit
                                                                                     accumulated       Accumulated         Total
                                         Common stock               Additional        during the          other            Stock-
                                  --------------------------         paid-in         development      comprehensive        holders'
                                     Shares           Amount         capital             stage            income           equity
                                 ------------     ----------     --------------      -------------    --------------   -------------

Balance, December 31, 1998        10,000,000      $  10,000      $   2,201,042       $   (471,717)     $   (2,145)     $  1,737,180

Issued of common stock for
  loan bonus                          90,000             90                  -                  -               -                90

Foreign currency translation
  adjustment                               -              -                  -                  -          27,828            27,828

Stock option compensation                  -              -             12,500                  -                            12,500

Net loss for the period                    -              -                  -           (287,259)              -          (287,259)
                                 ------------     ----------     --------------      -------------    --------------   -------------
Balance, September 30, 1999       10,090,000      $  10,090      $   2,213,542       $   (758,976)    $    25,683      $  1,490,339
                                 ============     ==========     ==============      =============    ==============   -------------


The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Consolidated Statement of Operations and Comprehensive Income
Nine Months Ended September 30, 1999
(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)

Sales                                                         $         333,555

Cost of sales                                                          (104,080)
                                                              ------------------
Gross profit                                                            229,475
                                                              ------------------

Expenses
  Accounting                                                             10,112
  Advertising                                                             3,855
  Amortizaiton of licence and permit                                     65,186
  Conference                                                             11,218
  Consulting                                                              4,424
  Depreciation of fixed assets                                           54,087
  Entertainment                                                          17,975
  Foreign exchange loss                                                   6,200
  Legal and corporate service                                            11,069
  Listing and filing                                                      1,725
  Loan interest                                                          21,789
  Management fees                                                        72,000
  Office and miscellaneous                                              148,282
  Salary and benefits                                                    80,829
  Stock option compensation                                              12,500
  Telephone                                                               4,771
  Travel                                                                 54,585
  Interest income                                                       (14,263)
                                                              ------------------
                                                                        566,344
                                                              ------------------

Loss before minority interest                                          (336,869)

Minority interest                                                        49,610
                                                              ------------------

Net loss for the period                                       $        (287,259)
                                                              ==================
Other comprehensive income
  Foreign currency translation adjustments                    $          27,828
                                                              ==================
Comprehensive loss for the period                             $        (259,431)
                                                             ==================
Loss per share
      Basic and diluted                                       $           (0.03)
                                                              ==================
Weighted average common
    shares outstanding
      Basic and diluted                                              10,053,352
                                                              ==================

The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Consolidated Statement of Cash Flows
Nine Months Ended September 30, 1999
(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)


Cash flows from (used in) operating activities
   Net loss for the period                                  $        (287,259)
   Adjustments to reconcile net loss to
     net cash used in operating activities:
     - loan bonus fee                                                      90
     - stock option compensation expense                               12,500
     - depreciation of capital assets                                  54,087
     - amortization of licence and permit                              65,186
     - minority interest                                              (49,610)
                                                             -----------------

                                                                     (205,006)
   Changes in assets and liabilities:
     - accounts receivable                                           (328,738)
     - inventories                                                   (165,724)
     - prepaid expenses and deposits                                 (354,358)
     - accounts payable                                               217,438
                                                             -----------------
                                                                     (836,388)
                                                             -----------------
Cash flows used in investing activities
  Initial payment on the acquisition of Huaxin                     (1,500,000)
  Purchase of capital assets                                          (68,857)
                                                             -----------------
                                                                   (1,568,857)
                                                             -----------------
Cash flows from financing activities
  Cash acquired from subsidiary                                        89,552
  Loans proceeds                                                    1,205,627
                                                             -----------------
                                                                    1,295,179
                                                             -----------------
Foreign exchange gain on cash held in foreign currency                 53,802
                                                             -----------------
Decrease in cash and cash equivalents                              (1,056,264)

Cash and cash equivalents, beginning of period                      1,380,355
                                                             -----------------

Cash and cash equivalents, end of period                     $        324,091
                                                            ==================

The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
September 30, 1999

(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)

1.   Nature of Business and Going Concern

     The Company was formed on August 22, 1989 as First Geneva Investments Inc. under the laws of the State of Florida. The Company changed its name to Dragon Pharmaceuticals Inc. on August 31, 1998. Pursuant to a share exchange agreement, dated July 29, 1998, the Company acquired 100% of the issued and outstanding shares of Allwin Newtech Ltd. ("Allwin") by issuing 7,000,000 common shares of the Company. This transaction is accounted for as a reverse acquisition (see Note 3).

     Allwin was incorporated under the laws of British Virgin Islands on February 10, 1998. Pursuant to a Sino-Foreign Co-operative Company contract, dated April 18, 1998, Allwin and a Chinese corporation formed a limited liability company under the Chinese law, named as Sanhe Kailong Bio-pharmaceutical Co., Ltd. ("Kailong"), located in Hebei Province, China. Allwin has a 75% interest in Kailong. Pursuant to another Sino-foreign Co-operative Company Contract, dated July 27, 1999, Allwin completed the acquisition of a 75% interest in Nanjing Huaxin Bio-pharmaceutical Co. Ltd. ("Huaxin"). Kailong and Huaxin are in the business of research and development, production and sales of pharmaceutical products.

     These consolidated financial statements have been prepared with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to develop and manufacture pharmaceutical products for sales in the market. The ability of the Company to continue as a going concern is dependent upon obtaining necessary financing to complete the development and upon future profitability. Management's plans in this regard are to raise equity financing as required. These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2.   Significant Accounting Policies

     (a)  Basis of Consolidation

          These  consolidated  financial  statements include the accounts of the
          Company  and  its  subsidiaries,   Allwin,  Kailong  and  Huaxin.  All
          inter-company transactions and balances have been eliminated.

     (b)  Principles of Accounting

          These financial statements are stated in US Dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
September 30, 1999

(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)

2.   Significant Accounting Policies (continued)

     (c)  Capital Assets

          Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method of depreciation. Fixed assets were recorded at cost less accumulated depreciation. Depreciation was provided over the following annual rates:


                 Land lease                                 2%
                 Office equipment                          20%
                 Land improvement                          10%
                 Leasehold improvement                     10%
                 Production equipment                      10%

     (d)  Foreign Currency Transactions


          The Company, Allwin and Kailong maintain their accounting records in their functional currencies (i.e., U.S. dollars, U.S. dollars and Renminbi Yuan, respectively). They translate foreign currency transactions into their functional currency in the following manner.


          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (e)  Foreign Currency Translations


          Assets and liabilities of the foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity.


     (f)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
September 30, 1999

(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)

2.   Significant Accounting Policies (continued)

     (g)  Licence and Permit

          Licence and permit is amortized on a straight-line basis over ten years.

          The carrying value of licence and permit is periodically reviewed by management and impairment losses, if any, are recognized when the expected non-discounted future operating cash flows derived from the related product licence acquired are less than the carrying value of such licence and permit. In the event of an impairment in the licence and permit, the discounted cash flows method is used to arrive at the estimated fair value of such licence and permit.

     (h)  Financial Instruments and Concentration of Risks

          The respective  carrying value of certain  on-balance-sheet  financial instruments approximated their fair values. These financial instruments include cash and accounts payable and accrued liabilities. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

          Financial   instruments  which  potentially  subject  the  Company  to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company is operating in China, which may give rise to currency risks due to fluctuations in foreign exchange rates. The Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company does not require collateral to support financial instruments.

     (i)  Cash and Cash Equivalents

              Cash equivalents usually consist of high liquid investments with maturities of three months or less. The Company has no cash equivalents as at September 30, 1999.

(j)      Income Taxes

          The Company has adopted Statement of Financial Accounting Standards (SFAS") No. 109, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets using enacted rates in effect in the years in which the differences are expected to reverse.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
September 30, 1999

(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)


2.   Significant Accounting Policies (continued)

     (k)  Loss Per Share

          Loss per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128,
          "Earnings per share". Diluted loss per share is equal to the basic loss per share because common stock equivalents consisting of
          2,000,000 warrants and 1,150,000 stock options outstanding at September 30, 1999 are anti-dilutive. However, they might be dilutive in future.

     (l)  Research and Development

          The Company expenses research and development as incurred. As at September 30, 1999, the Company incurred no such costs.

3.   Acquisition of Allwin Newtech Ltd.

     Pursuant to a share exchange agreement, dated July 29, 1998, the Company issued 7,000,000 shares in exchange for all the issued and outstanding shares of Allwin. The transaction resulted in the former shareholders of Allwin owning the majority of the issued and outstanding shares of the Company. Accounting principles applicable to reverse acquisition have been applied to record this transaction. Under this basis of accounting, Allwin has been identified as the acquirer and, accordingly, the consolidated entity is considered to be a continuation of Allwin with the net liabilities of the Company deemed to have been assumed by Allwin for a fair market value of $1,636.

     The net liabilities of the Company acquired by Allwin are summarized as follows:


                           Current liabilities          $1,636

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
September 30, 1999

(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)


4.   Acquisition of Nanjing Huaxin Bio-pharmaceutical Co. Ltd.

     Effective July 29, 1999, Allwin completed the acquisition of a 75% interest of Huaxin. In consideration for the acquisition, the Company will pay a total of $3.3 million in cash, of which $1.5 million has already been paid.

     The acquisition is accounted for by the purchase method and, accordingly, the operating results of Huaxin from July 29, 1999 to September 30, 1999 are included in the statement of operations. Details relating to the net asset acquired are as follows:


                    Cash and cash equivalents           $           89,552
                    Inventories                                    334,906
                    Fixed assets                                 1,480,263
                    Licence and permit                           2,495,279
                                                        -------------------

                    Net asset                           $        4,400,000
                                                        ===================
                    75% thereof                         $        3,300,000
                                                        ===================

5.       Fixed Assets

                                                                                    1999
                                                         ------------------------------------------------------

                                                                                   Accumulated         Net book
                                                              Cost                amortization          Value
                                                          -------------           -------------      -----------
      Land lease                                          $   907,990             $   24,213         $  883,777
      Office equipment                                          1,490                    447              1,043
      Land improvement                                         14,827                  2,595             12,232
      Leasehold improvement                                   599,375                 14,985            584,390
      production equipment                                    954,203                 23,156            931,047
                                                          -------------           -------------      -----------
                                                          $ 2,477,885              $  65,396         $2,412,489


The  government  of China  granted a land lease to Kailong for a period of fifty
(50) years, starting June 8, 1998. All capital assets are located in China.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
September 30, 1999

(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)

6.   Loans Payable

     Interest bearing at 8% per annum and due on April 19, 2000     $   600,000

     RMB 5,000,000, interest bearing at 5.85% per annum and
     due on September 30, 2000                                          605,327
                                                                    -----------
                                                                    $ 1,205,327
                                                                    ===========
7.   Income Taxes

     Kailong and Huaxin are subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to Sino-foreign equity joint venture enterprises. However, pursuant to the same income tax laws, Kailong and Huaxin is fully exempt from income tax for five years starting from its first profit-making year followed by a 15% corporation tax rate for the next five years.

     Allwin is not subject to income taxes.

     The Company, Kailong and Huaxin have losses for tax purposes in the period and, accordingly, no provision for income taxes are required.

8.   Non Cash Financing Activities

       The Company issued 90,000 common shares as a loan bonus fee for the $600,000 loan raised.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
September 30, 1999

(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)

9.  Stock Options and Warrants

     (a) A summary of the status of the Company's stock options as of September 30, 1999 and the changes during the period then ended is presented as follows:

                                                                                                    Weighted Average
                                                                                                       Exercise
                                                                                  Shares                 Price
                                                                               -------------        ----------------

         Balance outstanding, December 31, 1998                                   1,200,000          $      0.50

         Cancellation                                                              (100,000)         $      0.50

         Granted                                                                     50,000          $      0.50
                                                                               -------------        ----------------

         Balance outstanding, September 30, 1999                                  1,150,000          $      0.50
                                                                               -------------        ----------------

         Balance exercisable, September 30, 1999                                    575,000          $      0.50
                                                                               =============         ===============


     (b)  Stock options outstanding as at September 30, 1999:


    Number of Shares                   Exercise Price            Expiry Date
   ------------------                  --------------          -----------------
      1,100,000                           $0.50                December 16, 2003
         50,000                           $0.50                June 15, 2004


     (c)  Share purchase warrants outstanding as at September 30, 1999:


    Number of Shares                   Exercise Price            Expiry Date
   ------------------                  -------------          -----------------
      2,000,000                           $1.00                 June 30, 2000

     (d) The Company adopted a Stock Option Plan ("the Plan") for the grant of options to a consultant of the Company to purchase up to 50,000 common stocks on June 15, 1999. Options granted under the Plan will be exercisable from the date of the grant for a period of five years. Half of the options granted (i.e., 25,000 shares) vest immediately at the date of the grant. The remaining half of the options granted would vest upon when the Company's share price closes at a price of US $5 or greater for five (5) consecutive days.

          The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
September 30, 1999

(Expressed in US Dollars)
(Unaudited - See Accountants' Compilation Report)


9.   Stock Options and Warrants (continued)

Pro-forma information regarding Net

          Loss and Loss per Share is required under SFAS 123, and has been determined as if the Company has accounted for its stock options under the fair value method of SFAS 123. The weighted average fair value of options granted on June 15, 1999 was $3.48. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with following weighted average assumptions: no dividends, a risk-free interest rate of 4.75%, volatility factor of the expected market price of the Company's common stock of 81% and weighted average expected life of the option of 2 years.

          $12,500 was charged to income in the period on the 25,000 shares that were immediately vested on the date of grant. No compensation expense was charged to income on the remaining 25,000 shares subject to certain conditions being achieved. However, the compensation expense of these 25,000 shares would be recognized based upon the excess of the fair market value of the stock on the vesting date over its exercise price of $0.50 per share. Therefore, the Company is likely to incur substantial compensation expense in future years if these stock options are being exercised. If compensation expense for stock options plans has been determined based on the fair value at the grant dates for an awards under the plans, consistent with the accounting provisions of SFAS 123, the Company's Net Loss and Loss per Share would have been increased to the pro-forma amounts indicated below:

                                                   As Reported       Pro-forma
                                                   ------------     ------------

              Net Loss for the period               (287,259)        (498,887)
              Loss per share-basic and diluted         (0.03)           (0.05)


10.  Related Party Transactions

     During the period, the Company incurred the following expenses to the directors:


        Management fee                              $72,000
                                                    =======

11.  Commitments

     (a) The other investor ("Chinese investor") of Kailong, who has a 25% interest, has entered into a drug licence and related technology transfer agreement. Under the agreement, the Chinese investor has to pay RMB 8 Million (approximately US$1 million) in order to obtain the licence. Pursuant to an agreement signed between Kailong and the Chinese investor on July 10, 1998, Kailong will pay the RMB 8 Million licence fee for the Chinese investor and the ownership of drug licence and related technology will be transferred to Kailong when the drug licence is obtained. Kailong has paid RMB1.6Million (US$193,709) as deposit. The transferor of the licence defaulted on the agreement. The Company is seeking refund of the deposit (The Company received the refund subsequent to September 30, 1999).

     (b) The Company has capital expenditure commitment of US $115,000 to purchase bio-technology equipment.

     (c) The Company is committed to pay the remaining US$1,800,000 to vendor of the 75% interest of Huaxin pursuant to the Sino-foreign Co-operative Company Contract. The Company made a second payment of $935,200 subsequent to September 30, 1999.

     (d) The Company has entered into operating lease agreement with respect to Huaxin's production plant in Nanjing, China for an amount of $3,541,163. Minimum payments required for the next five years under the agreement are as follows:


                              1999                  $   90,799
                              2000                     363,196
                              2001                     363,196
                              2002                     363,196
                              2003                     363,196
                              2004                     363,196
                                                    ----------
                                                    $1,906,779
                                                    ==========

                                 MOORE STEPHENS
                                ELLIS FOSTER LTD.
                              CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 737-8117  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders

DRAGON PHARMACEUTICALS INC. (formerly First Geneva Investments Inc.) (A development stage enterprise)


We have audited the consolidated balance sheet of Dragon Pharmaceuticals Inc. and subsidiaries (A development stage enterprise) (formerly First Geneva Investments Inc.) as at December 31, 1998 and the related consolidated statements of stockholders' equity, operations and cash flows for the period from February 10, 1998 (inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 1998 and the results of their operations and their cash flows for the period from February 10, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 1 to the consolidated financial statements, the continued operations of the Company as a going concern is dependent upon its ability to obtain necessary financing to complete the development of pharmaceutical products. Management's plans concerning these matters are described in Note 1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Vancouver, Canada                            MOORE STEPHENS ELLIS FOSTER LTD."
April 12, 1999                                      Chartered Accountants


-------------------------------------------------------------------------------

MS

An independently owned and operated member of Moore Stephens North America Inc. Members in principal cities throughout North America. Moore Stephens North America Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments inc.)

Consolidated Balance Sheet
December 31, 1998
(Expressed in US Dollars)


                                                                                                                  1998
                                                                                                                --------
ASSETS
Current
  Cash and cash equivalents                                                                                $        1,380,355
  Deposits and prepaid expenses                                                                                       192,771
                                                                                                            ------------------
                                                                                                                    1,573,126
Fixed assets                                                                                                          907,687
                                                                                                            ------------------
                                                                                                           $        2,480,813
                                                                                                            ==================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Current
  Accounts payable and accrued liabilities
  - land lease payable                                                                                     $          630,120
  - management fees payable - related parties                                                                          36,000
  - accounts payable - related parties                                                                                 55,316
  - other accounts payable                                                                                             22,197
                                                                                                            ------------------
                                                                                                                      743,633
                                                                                                            ------------------
Commitment

Stockholders' Equity

Share capital
  Authorized:  50,000,000 common shares at par value of $0.001 each
  Issued and outstanding:  10,000,000 common shares                                                                    10,000

Additional paid in capital                                                                                          2,201,042
Accumulated other comprehensive deficit                                                                                (2,145)
Deficit accumulated during the development stage                                                                     (471,717)
                                                                                                            ------------------
                                                                                                                    1,737,180
                                                                                                            ------------------
                                                                                                           $        2,480,813
                                                                                                            ==================


The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments inc.)

Consolidated Statement of Stockholders' Equity
Period from February 10, 1998  (inception) to December 31, 1998
(Expressed in US Dollars)



                                                                                     Deficit
                                                                                    accumulated     Accumulated         Total
                                                 Common stock         Additional     during the        other            Stock-
                                          ------------------------     paid-in      development    comprehensive       holders'
                                          Shares           Amount      capital         stage          deficit           equity
                                       ---------------------------------------------------------------------------------------------


Balance, February 10, 1998              1,000,000       $   1,000      $        -    $   (2,636)   $      -        $     (1,636)

Capitalization of accumulated
  deficit on reverse acquisition                -               -          (2,636)        2,636           -                   -

Reverse acquisition of Allwin
  Newtech Ltd. on July 29, 1998         7,000,000           7,000         940,678             -           -             947,678

Issuance of common stock at $0.50
  per share net of offering costs
  of $35,000 in December, 1998          2,000,000           2,000         963,000             -           -             965,000

Stock option compensation                       -               -         300,000             -           -             300,000

Foreign currency translation
  Adjustment                                    -               -               -             -      (2,145)             (2,145)

Net loss for the period                         -               -               -      (471,717)          -            (471,717)
                                     --------------  --------------- -------------- ------------- ------------- ------------------
Balance, December 31, 1998             10,000,000      $   10,000      $2,201,042    $ (471,717)   $ (2,145)        $ 1,737,180
                                     ==============  =============== ============== ============= ============= ==================


The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Consolidated Statement of Operations
(Expressed in US Dollars)


                                                                                                                   February 10
                                                                                                               1998 (inception)
                                                                                                                       to
                                                                                                                  December 31
                                                                                                                      1998
                                                                                                            ------------------

Interest income                                                                                             $           9,737
                                                                                                             -----------------
Expenses
  Accounting                                                                                                           12,000
  Depreciation of fixed assets                                                                                         11,797
  Donations                                                                                                            11,682
  Entertainment                                                                                                        11,211
  Legal                                                                                                                23,241
  Listing, filing and transfer agents                                                                                   2,043
  Management fees - related parties                                                                                    41,943
  Office and miscellaneous                                                                                              9,092
  Salary and benefits                                                                                                  13,058
  Stock option compensation                                                                                           300,000
  Telephone                                                                                                             1,275
  Travel                                                                                                               41,784
  Foreign exchange loss                                                                                                 2,328
                                                                                                             -----------------
                                                                                                                      481,454
                                                                                                             -----------------
Net loss for the period                                                                                     $        (471,717)
                                                                                                             =================
Other comprehensive loss
  Foreign currency translation adjustments                                                                  $          (2,145)
                                                                                                             =================

Comprehensive loss for the period                                                                           $        (473,862)
                                                                                                             =================

Loss per share
      Basic and diluted                                                                                     $           (0.06)
                                                                                                             =================

Weighted average common
    shares outstanding
      Basic and diluted                                                                                             8,054,795
                                                                                                             =================


The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly Cigma Ventures Corp.)

Consolidated Statement of Cash Flows
(Expressed in US Dollars)


                                                                                                                 February 10
                                                                                                             1998 (inception)
                                                                                                                      to
                                                                                                                  December 31
                                                                                                                     1998
                                                                                                             -----------------

Cash flows from (used by) operating activities
   Net loss for the period                                                                                 $         (471,717)
   Adjustments to reconcile net loss to
     net cash used in operating activities:
     - stock option compensation expense                                                                              300,000
     - depreciation                                                                                                    11,797
   Changes in assets and liabilities:
     - increase in deposits and prepaid expenses                                                                     (192,771)
     - increase in accounts payable and accrued liabilities                                                           743,633
                                                                                                              ----------------
                                                                                                                      390,942
Cash flows used by investing activities
  Purchase of fixed assets                                                                                           (891,914)

Cash flows from financing activities
   Proceeds from issuance of common stock, net
      of share issuance costs                                                                                       1,913,678

Foreign exchange loss on cash held in foreign currency                                                                (32,351)
                                                                                                              ----------------

Increase in cash and cash equivalents                                                                               1,380,355

Cash and cash equivalents, beginning of period                                                                              -
                                                                                                            ------------------

Cash and cash equivalents, end of period                                                                   $        1,380,355
                                                                                                            ==================



The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
December 31, 1998
-------------------------------------------------------------------------------
(Expressed in US Dollars)

1.   Nature of Business and Going Concern


     The Company was formed on August 22, 1989 as First Geneva Investments Inc. under the laws of the State of Florida. The Company changed its name to Dragon Pharmaceuticals Inc. on August 31, 1998. Pursuant to a share exchange agreement, dated July 29, 1998, the Company acquired 100% of the issued and outstanding shares of Allwin Newtech Ltd. ("Allwin") by issuing 7,000,000 common shares of the Company. This transaction is accounted for as a reverse acquisition (see Note 3).


     Allwin was incorporated under the laws of British Virgin Islands on February 10, 1998. Pursuant to a Sino-Foreign Co-operative Company contract, dated April 18, 1998, Allwin and a Chinese corporation formed a limited liability company under the Chinese law, named as Sanhe Kailong Bio-pharmaceutical Co., Ltd. ("Kailong"), located in Hebei Province, China. Allwin has a 75% interest in Kailong. Kailong is in the business of research and development, production and sales of pharmaceutical products.


     These consolidated financial statements have been prepared with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to develop and manufacture pharmaceutical products for sales in the market. The ability of the Company to continue as a going concern is dependent upon obtaining necessary financing to complete the development and upon future profitable production. Management's plans in this regard are to raise equity financing as required. These consolidated financial statements do not include any adjustments that might result from this uncertainty.


2.   Significant Accounting Policies


     (a)  Basis of Consolidation


          These consolidated financial statements include the accounts of the Company and its subsidiaries, Allwin and Kailong. All inter-company transactions and balances have been eliminated.


     (b)  Principles of Accounting


          These financial statements are stated in US Dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
December 31, 1998
-------------------------------------------------------------------------------
(Expressed in US Dollars)


2.   Significant Accounting Policies (continued)

     (c)  Fixed Assets


          Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method of depreciation. Fixed assets were recorded at cost less accumulated depreciation. Depreciation was provided over the following annual rates:


                     Land lease                                           2%
                     Office equipment                                    20%
                     Land improvement                                    10%

     (d)  Foreign Currency Transactions


          The Company, Allwin and Kailong maintain their accounting records in their functional currencies (i.e., U.S. dollars, U.S. dollars and Renminbi Yuan, respectively). They translate foreign currency transactions into their functional currency in the following manner.

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.


     (e)  Foreign Currency Translations


          Assets and liabilities of the foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity.


     (f)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
December 31, 1998
-------------------------------------------------------------------------------
(Expressed in US Dollars)


2.   Significant Accounting Policies (continued)

     (g)  Financial Instruments and Concentration of Risks


          The respective  carrying value of certain  on-balance-sheet  financial instruments approximated their fair values. These financial instruments include cash and accounts payable and accrued liabilities. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.


          Financial   instruments  which  potentially  subject  the  Company  to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company is operating in China, which may give rise to currency risks due to fluctuations in foreign exchange rates. The Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company does not require collateral to support financial instruments.


     (h)  Cash and Cash Equivalents


          Cash equivalents usually consist of high liquid investments with maturities of three months or less. As at December 31, 1998, the Company's cash equivalents consist of redeemable term deposits.


     (i)  Income Taxes


          The Company has adopted Statement of Financial Accounting Standards (SFAS") No. 109, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets using enacted rates in effect in the years in which the differences are expected to reverse.

     (j)  Loss Per Share

          Loss per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128,
          "Earnings per share". Diluted loss per share is equal to the basic loss per share because common stock equivalents consisting of 2,000,000 warrants and 1,200,000 stock options outstanding at December 31, 1998 are anti-dilutive, however, they may be dilutive in future.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
December 31, 1998
-------------------------------------------------------------------------------
(Expressed in US Dollars)


2.   Significant Accounting Policies (continued)

     (k)  Research and Development


          The Company expenses research and development as incurred. As at December 31, 1998, the Company incurred no such costs.


3.   Acquisition of Allwin Newtech Ltd.


     Pursuant to a share exchange agreement, dated July 29, 1998, the Company issued 7,000,000 shares in exchange for all the issued and outstanding shares of Allwin. The transaction resulted in the former shareholders of Allwin owning the majority of the issued and outstanding shares of the Company. Accounting principles applicable to reverse acquisition have been applied to record this transaction. Under this basis of accounting, Allwin has been identified as the acquirer and, accordingly, the consolidated entity is considered to be a continuation of Allwin with the net liabilities of the Company deemed to have been assumed by Allwin for a fair market value of $1,636.


     The net liabilities of the Company acquired by Allwin are summarized as follows:




                           Current liabilities           $1,636

4.       Fixed Assets
                                                                                  1998
                                                                               ----------

                                                                                Accumulated            Net book
                                                                 Cost           amortization               Value
                                                      ------------------- ---------------------- -------------------

        Land lease                                              $903,614                $10,542            $893,072
        Office equipment                                           1,483                    148               1,335
        Land improvement                                          14,755                  1,475              13,280
                                                      =================== ====================== ===================

                                                                $919,852                $12,165            $907,687
                                                      =================== ====================== ===================



     The government of China granted a land lease to Kailong for a period of fifty (50) years, starting June 8, 1998. All capital assets are located in China.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
December 31, 1998
-------------------------------------------------------------------------------
(Expressed in US Dollars)


5.   Income Taxes


     Kailong is subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to Sino-foreign equity joint venture enterprises. However, pursuant to the same income tax laws, Kailong is fully exempt from income tax for two years starting from its first profit-making year following by a 50% exemption for the next three years.

     Allwin is not subject to income taxes.


     The Company and Kailong have losses for tax purposes in the year and, accordingly, no provision for income taxes are required.


     The Company has approximately $171,000 of losses for tax purposes as of December 31, 1998, which may reduce taxable income and income taxes in future years. The utilization of these losses to reduce future income taxes will depend on generating sufficient taxable income prior to their expiration through the year 2018. In addition, the Internal Revenue Code of 1986 includes provisions which may limit the net operating loss carryforwards available for uses in any given year if certain events occur, including significant changes in stock ownership.


     Deferred income taxes of the Company reflect the net tax effects of (i) operating loss carryforwards; and (ii) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


     The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current operations.


     The tax effect of significant items that give rise to the Company's deferred tax asset are as follows:


             Net operating loss carryforward                 $           58,000
             Stock option compensation                                  102,000
             Less: valuation allowance                                 (160,000)
                                                             -------------------
                                                             $                -
                                                             ===================

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
December 31, 1998
-------------------------------------------------------------------------------
(Expressed in US Dollars)



5.     Income Taxes   (continued)

       A reconciliation of the Federal statutory income tax to the Company's effective income tax rate for the period ended December 31, 1998 is as follows:


             Federal statutory income tax rate                             34%
             Change in valuation allowance                                (34%)
                                                                       --------
             Effective income tax rate                                       -
                                                                       ========

6.   Stock Options and Warrants

     (a) A summary of the status of the Company's stock options as of December 31, 1998 and the changes during the period then ended is presented as follows:

                                                                                                      Weighted Average
                                                                                                          Exercise
                                                                                      Shares               Price
                                                                              -------------------- -------------------

              Balance, February 10, 1998                                                        -        $         -

              Granted                                                                   1,200,000        $      0.50
                                                                                        ---------        -----------

              Balance outstanding, December 31, 1998                                    1,200,000        $      0.50
                                                                                        ---------        -----------

              Balance exercisable, December 31, 1998                                      600,000        $      0.50
                                                                                          =======        ===========

     (b)  Stock options outstanding as at December 31, 1998:


        Number of Shares              Exercise Price              Expiry Date
        -----------------             --------------           -----------------

            1,200,000                     $0.50                December 16, 2003

     (c) On December 16, 1998, The Company adopted a Stock Option Plan ("the Plan") for the grant of options to directors of the Company to purchase up to 1,200,000 common stocks. Options granted under the Plan will be exercisable from the date of the grant for a period of five years. Half of the options granted (i.e., 600,000 shares) vest immediately at the date of the grant. The remaining half of the options granted would vest upon when the Company achieving the ability to produce commercially acceptable and revenue generating products.

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
December 31, 1998
-------------------------------------------------------------------------------
(Expressed in US Dollars)



6.   Stock Options and Warrants (continued)

     (d) The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


          Pro-forma information regarding Net Loss and Loss per Share is required under SFAS 123, and has been determined as if the Company has accounted for its stock options under the fair value method of SFAS
          123. The weighted average fair value of options granted in 1998 was $1.13. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: no dividends, a risk-free interest rate of 5.5%, volatility factor of the expected market price of the Company's common stock of 56% and a weighted average expected life of the option of 5 years.


          $300,000 was charged to income in 1998 on the 600,000 shares that were immediately vested on the date of grant. No compensation expense was charged to income on the remaining 600,000 shares subject to certain conditions being achieved. However, the compensation expense of these 600,000 shares would be recognized based upon the excess of the fair market value of the stock on the vesting date over its exercise price of $0.50 per share. Therefore, the Company is likely to incur substantial compensation expense in future years if these stock options are being excercised. If compensation expense for stock option plans has been determined based on the fair value at the grant dates for an awards under the plans, consistent with the accounting provisions of SFAS 123, the Company's Net Loss and Loss per Share would have been increased to the pro-forma amounts indicated below:


                                                                              As Reported                  Pro-forma
                                                                          ----------------              -------------

              Net loss for the year                                           $471,717                     $1,527,717
              Loss per share - basic and diluted                                $(0.06)                        $(0.19)



(e) Share purchase warrants outstanding as at December 31, 1998:


 Number of Shares              Exercise Price         Expiry Date
------------------            ----------------      ---------------
    2,000,000                     $1.00              June 30, 2000

DRAGON PHARMACEUTICALS INC.
(A development stage enterprise)
(Formerly First Geneva Investments Inc.)

Notes to Consolidated Financial Statements
December 31, 1998
-------------------------------------------------------------------------------
(Expressed in US Dollars)


7.   Related Party Transactions


     During the period, the Company incurred the following expenses to the directors:


                Management fee                              $41,943

     Management fees will be paid to two directors of the Company at $72,000 and $24,000 per annum, respectively, under agreements with the Company.

8.   Commitment


     The other investor ("Chinese investor") of Kailong, who has a 25% interest, has entered into a drug licence and related technology transfer agreement. Under the agreement, the Chinese investor has to pay RMB 8 Million (approximately US$960,000) in order to obtain the licence. Pursuant to an agreement signed between Kailong and the Chinese investor on July 10, 1998, Kailong will pay the RMB 8 Million licence fee for the Chinese investor and the ownership of drug licence and related technology will be transferred to Kailong when the drug licence is obtained. As at December 31, 1998, Kailong has paid RMB1.6Million (US$192,771) as deposit.


9.   Non-Cash Investing and Financing Activities


     As described in Note 3, as a non-cash investing activity, the Company issued 7,000,000 shares in exchange for all the issued and outstanding shares of Allwin.

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 Tulita Drive                                          OFFICE (702) 361-8414
Las Vegas, Nevada 89123                                   FAX NO. (702) 896-0278


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors                                              April 24, 1998
First Geneva Investments, Inc.
Miami, Florida


        I have audited the accompanying Balance Sheets of First Geneva Investments, Inc., (A Development Stage Company), as of March 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997, December 31, 1996, and the period January 1, 1998, to March 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Geneva Investments, Inc., (A Development Stage Company) as of March 31, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the two years ended December 31, 1997, and December 31, 1996, and the period January 1, 1998, to March 31, 1998, in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/   BARRY L. FREIDMAN
      ----------------------------
      Barry L. Friedman
      Certified Public Accountant

                         FIRST GENEVA INVESTMENTS, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS


                                               March 31,          December 31,        December 31,
                                                  1998                1997                1996

CURRENT ASSETS:                              $            0     $             0      $            0
                                             ==============     ===============      ==============

        TOTAL CURRENT ASSETS                 $            0       $             0    $            0
                                             ==============       ===============    ==============

        OTHER ASSETS:                        $            0       $             0    $            0
                                             ==============       ===============    ==============

        TOTAL OTHER ASSETS                   $            0       $             0    $            0
                                             ==============       ===============    ==============

        TOTAL ASSETS                         $            0       $             0    $            0
                                             ==============       ===============    ==============



See accompanying notes to financial statements & audit report.

                         FIRST GENEVA INVESTMENTS, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                      March 31,          December 31,     December 31,
                                                        1998                 1997            1996
                                                   -------------     -----------------  ----------------
CURRENT LIABILITIES:

   Accounts Payable                                $       1,636     $               0  $               0
                                                   =============     ================== =================

   TOTAL CURRENT LIABILITIES                       $       1,636     $               0  $               0
                                                   =============     ================== =================

   STOCKHOLDERS' EQUITY: (Note 1)

   Common stock, $1.00 par value
   authorized 500 Shares issued and
   outstanding at December 31, 1996-500
   shares                                                                                $            500

   Common  stock,  $ .001 par value
   authorized  50,000,000  shares  issued
   and outstanding at December 31, 1997-
   1,000,000 shares                                                   $          1,000
   March 31, 1998-1,000,000 shares                $       1,000

   Additional paid in Capital                                 0                      0                500

   Accumulated loss                                      (2,636)                (1,000)            (1,000)

   TOTAL STOCKHOLDERS' EQUITY                     $      (1,636)     $               0   $              0
                                                   =============     ==================   ===============

   TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                           $           0      $               0   $              0
                                                  ==============     ================== =================


See accompanying notes to financial statements & audit report

                         FIRST GENEVA INVESTMENTS, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS




                                                                                            Aug. 22, 1989
                                  Jan. 1, 1998 to      Year Ended         Year Ended         (inception)
                                    Mar. 31, 1998     Dec. 31, 1997      Dec. 31, 1996      Mar. 31, 1998
                                  ---------------    --------------     --------------     --------------

INCOME:

   Revenue                        $            0     $              0   $            0     $           0
                                  =================  =================  ================   ===============

   EXPENSES:

   General, Selling and
     Administrative               $        1,636    $               0  $             0    $        2,636
                                  ==============    =================  =================    ==============

      Total Expenses              $        1,636    $               0  $             0    $        2,636
                                  ==============    =================  =================    ==============

      Net Loss                    $       (1,636)   $               0  $             0    $       (2,636)
                                  ==============    =================  =================    ==============

      Net Loss per weighted
      share (Note 2)              $       (.0016)   $           .0000  $         .0000    $       (.0026)
                                  ==============     ================  =================    ==============

Weighted average
number of common
shares outstanding                     1,000,000            1,000,000        1,000,000         1,000,000
                                  ==============     ================   ================   ==============


See accompanying notes to financial statements & audit report.

                         FIRST GENEVA INVESTMENTS, INC.
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                        Additional
                                              Common Stock                paid-in         Accumulated
                                         Shares          Amount           Capital           Deficit
                                      ------------    ------------     -------------     --------------
Balance,
December 31, 1995                           500      $     500        $        500
Net loss year ended
December 31, 1996                                                                                   0
                                      -----------   ------------     -------------        --------------
Balance,
December 31, 1996                           500      $     500        $        500        $    (1,000)

June 23, 1997
changed par value
from $1.00 to $ .001                                      (499)                499

June 23, 1997
forward stock split 2,000:1             999,500            999                (999)

Net loss year ended
December 31, 1997                                                                                    0
                                      ---------     ------------     -------------       --------------
Balance,
December 31, 1997                     1,000,000      $   1,000        $          0       $      (1,000)

Net loss January 1, 1998 to
March 31, 1998                                                                                  (1,636)
                                      ---------     ------------     -------------       --------------
Balance,
March 31, 1998                        1,000,000    $     1,000        $          0       $      (2,636)
                                      =========     ===========      =============       ==============



See accompanying notes to financial statements & audit report.

                         FIRST GENEVA INVESTMENTS, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                                                                              Aug. 22, 1989
                                     Jan. 1, 1998 to      Year Ended         Year Ended        (inception)
                                      Mar. 31, 1998     Dec. 31, 1997      Dec. 31, 1996      Mar. 31, 1998
                                    ----------------- -----------------    --------------   -----------------

Cash Flows from
Operating Activities:

   Net Loss                        $       (1,636)       $          0       $          0       $    (2,636)

   Adjustment to reconcile
   net loss to net cash
   provided by operating
   activities                                   0                   0                  0                 0

Changes in assets and
liabilities:

   Increase in current
   liabilities:                             1,636                   0                  0             1,636
                                   ---------------    ----------------       --------------     ------------

Net cash used in
operating activities               $           0       $           0        $          0         $  (1,000)

Cash Flows from
investing activities                           0                   0                   0                 0

Cash Flows from
Financing Activities:

   Issuance of common
   stock for services                          0                   0                   0             1,000
                                  ---------------    ----------------       --------------     ------------
Net increase (decrease)
in cash                            $           0      $            0        $          0        $        0

Cash,
Beginning of period                            0                   0                   0                 0
                                  ---------------    ----------------       --------------     ------------

Cash, End of period                $           0     $             0       $           0         $       0
                                 ===============     ================      ===============     =============



See accompanying notes to financial statements & audit report.

                         FIRST GENEVA INVESTMENTS, INC.
                  (A Development Stage Company) March 31, 1998,
                    December 31, 1997, and December 31, 1996


                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - History and Organization of the Company

        The Company was organized August 22, 1989, under the laws of the State of Florida as First Geneva Investments, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

        On September 25, 1989, the Company issued all of its authorized common stock, 500 shares of its $1.00 par value common stock for services of $1,000.

        On June 23, 1997, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 500 common shares to 50,000,000 common shares. The par value was changed from $1.00 to $
 .001.

        On June 23, 1997, the Company forward split its common stock 2,000:1, thus increasing the number of outstanding common stock shares from 500 shares to 1,000,000 shares.

NOTE 2 - Accounting Policies and Procedures

        The Company has not determined its accounting policies and procedures, except as follows:

        1.     The Company uses the accrual method of accounting.

        2. Earnings or loss per share is calculated using the weighted average number of shares of common stock outstanding.

        3. The Company has not yet adopted any policy regarding payment of dividends. No dividends. No dividends have been paid since inception.

NOTE 3 - Warrants and Options

        There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

                         FIRST GENEVA INVESTMENTS, INC.
                  (A Development Stage Company) March 31, 1998,
                    December 31, 1997, and December 31, 1996


                          NOTES TO FINANCIAL STATEMENTS

NOTE 4 - Going Concern

        The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 5 - Related Party Transactions

        The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.